Exhibit 99.2

ASX ANNOUNCEMENT 3 NOVEMBER 2025

Radiopharm Theranostics to Present at the dbVIC — Deutsche Bank ADR Virtual Investor Conference

Individual and institutional investors, advisors and analysts invited to attend online at VirtualInvestorConferences.com

Sydney, Australia – 3 November 2025 – Radiopharm Theranostics (ASX: RAD, Nasdaq: RADX, “Radiopharm” or the “Company”), a clinical-stage biopharmaceutical company focused on developing innovative oncology radiopharmaceuticals for areas of high unmet medical need, today announced that Riccardo Canevari, Chief Executive Officer and Managing Director of Radiopharm Theranostics, will present live at the dbVIC – Deutsch Bank American Depositary Receipt (ADR) Virtual Investor Conference.

The event is being hosted by VirtualInvestorConferences.com on 4 November 2025. This virtual conference program is aimed exclusively at introducing global companies with ADR programs to investors.

DATE: Tuesday 4 November 2025

TIME: 12:30pm EST (US) / 4:30am AEDT, Wednesday 5 November 2025 (Sydney)

LINK: Click here to visit the website and register

This will be a live, interactive online event where investors are invited to ask management questions in real-time. If attendees are not able to join the event live on the day of the conference, an archived webcast will also be made available after the event.

It is recommended that online investors pre-register and run the online system check to expedite participation and receive event updates. Participation is free of charge.

Recent Company Highlights

●	Raised approximately A$35 million in capital through an institutional private placement to new Australian and international investors with a potential A$5 million through a Share Purchase Plan for existing shareholders in Australia and New Zealand.

●	Reported preliminary data from the first three patients in a Phase 2b imaging clinical trial of RAD 101 that showed uptake in brain metastases from solid tumours, confirming proof-of-concept with Phase 2 topline results expected by H1 2026.

●	Announced that the first cohort of patients in its Phase 1 clinical trial of RAD 202 (HER2) showed a higher-than-expected tumour uptake, with a second cohort of patients anticipated to be fully enrolled with data available by year-end 2025.

●	Highlighted additional data from the first six patients in a Phase 1 clinical trial of RAD 204 (PDL-1), which showed promising tumour uptake.

●	Noted data from the Phase 1 study of RAD 301 supported the decision to advance to a Phase 2 imaging trial in patients with loco-regional pancreatic cancer.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 3 NOVEMBER 2025

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm is listed on ASX (RAD) and on NASDAQ (RADX). The company has a pipeline of distinct and highly differentiated platform technologies spanning peptides, small molecules and monoclonal antibodies for use in cancer. The clinical program includes one Phase 2 and three Phase 1 trials in a variety of solid tumor cancers including lung, breast, and brain metastases. Learn more at radiopharmtheranostics.com.

About Virtual Investor Conferences®

Virtual Investor Conferences (VIC) is the leading proprietary investor conference series that provides an interactive forum for publicly traded companies to seamlessly present directly to investors.

Providing a real-time investor engagement solution, VIC is specifically designed to offer companies more efficient investor access.  Replicating the components of an on-site investor conference, VIC offers companies enhanced capabilities to connect with investors, schedule targeted one-on-one meetings and enhance their presentations with dynamic video content. Accelerating the next level of investor engagement, Virtual Investor Conferences delivers leading investor communications to a global network of retail and institutional investors.

Authorised on behalf of the Radiopharm Theranostics Board of Directors by Executive Chairman Paul Hopper.

For more information:

Investors:

Riccardo Canevari
CEO & Managing Director
P: +1 862 309 0293
E: rc@radiopharmtheranostics.com

Anne Marie Fields
Precision AQ
(Formerly Stern IR)
E: annemarie.fields@precisionaq.com

Media:

Matt Wright
NWR Communications
P: +61 451 896 420
E: matt@nwrcommunications.com.au

Virtual Investor Conferences

John M. Viglotti

SVP Corporate Services, Investor Access

OTC Markets Group

(212) 220-2221

johnv@otcmarkets.com

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 3 NOVEMBER 2025

Follow Radiopharm Theranostics:

Website – https://radiopharmtheranostics.com/
Twitter – https://twitter.com/TeamRadiopharm
Linked In – https://www.linkedin.com/company/radiopharm-theranostics/
InvestorHub – https://investorhub.radiopharmtheranostics.com/

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

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